Exhibit 11.1

INSIDER TRADING POLICY

(Last update: December, 2025)

PURPOSE

It is illegal for any employee, contractor, officer or director of Moolec Science SA (the “Company,” or “our”), a company incorporated in Cayman Islands, with registered office at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands to trade in the securities of the Company while in the possession of material nonpublic information about the Company. For that reason, there are some rules you’ll need to know and follow so that you don’t accidentally commit insider trading, which is both a civil wrong and a crime in the United States that carries serious legal penalties, including potentially millions of dollars in fines or jail time of up to 20 years. Insider trading can result in the termination of your employment with the Company.

Insider trading happens when someone with knowledge of material nonpublic information (“MNPI”) about the Company uses that MNPI, or tips off someone else to use the MNPI, to gain profits or avoid losses in the stock market. Because we are committed to upholding high standards of honest and ethical business conduct, we have adopted this Insider Trading Policy (this “Policy”) to take an active role in preventing insider trading violations.

If you are considering trading our Moolec securities, please keep these three key points in mind:

1.	Never buy or sell our Moolec securities based on MNPI.

2.	Keep all MNPI confidential, including from your family and friends.

3.	When in doubt about whether you have MNPI, ask before trading or transacting in any of our securities.

We trust our employees, officers, directors, and contractors and write our policies with that trust in mind. You are responsible for understanding and following this Policy and for the consequences of any actions you may take. Our Chief Financial Officer will assist with implementing, interpreting and enforcing this Policy, pre-clearing trading activities of certain people and pre-approving any Rule 10b5-1 plans (plans that permit insiders to sell Company Moolec securities on a predetermined schedule that the insider doesn’t control, discussed more fully later in this Policy).

PERSONS COVERED BY THIS POLICY

This Policy applies to our employees, officers, directors and contractors, as well as to their immediate family members, people sharing their households, and anyone subject to their influence or control. It applies as well to entities such as venture capital funds, partnerships, trusts and corporations with which our employees and directors are associated or affiliated. We will refer to all these individuals and entities in this Policy collectively as “Insiders.”

Certain Insiders who have regular access to MNPI in the normal course of their job are known as our “Designated Insiders” and are listed on Exhibit A to this Policy. Designated Insiders also must get pre-approval of any trades in our Moolec securities. The list of Designated Insiders may be amended by our Chief Financial Officer without the approval of the board of directors of the Company (the “Board”).

If you are aware of MNPI when your employment or service relationship ends, you still may not trade our Moolec securities until that MNPI has become public or is no longer material.

WHAT THIS POLICY COVERS

The primary purpose of this Policy is to prevent people with MNPI from profiting from that MNPI before it is made publicly available, thus allowing all our shareholders to benefit from the information at the same time. More specifically, federal securities laws prohibit a person from using MNPI to make decisions about trading our Moolec securities, including tipping off someone else with that information so that they can trade our Moolec securities.

“Material Information” is information about the Company, positive or negative, that a reasonable shareholder would consider useful when buying or selling our Moolec securities. Some examples of MNPI include not-yet-announced financial or company performance information, significant regulatory communications, timing and achievement of significant goals, entry into a new commercial agreement or termination of an existing commercial agreement, mergers or acquisitions, development and launch of new products, significant cybersecurity incidents or data breaches, and changes in senior executive management or our Board.

“Nonpublic” means that the confidential information has not yet been shared broadly outside the company. Please remember that we may possess confidential information relating to or belonging to our clients, partners or other third parties, and that it is equally important that we treat this information with the same care with which we treat our own information. If you are not sure whether information is considered public, you should either consult with the Chief Financial Officer or assume that the information is nonpublic and treat it as confidential.

This Policy applies to all transactions involving our Moolec securities, including our ordinary Moolec securities, restricted ordinary Moolec securities and warrants and any other type of securities we may issue, such as convertible notes and exchange traded options or other derivative securities.

PROHIBITED ACTIVITIES

Insiders are prohibited from carrying out the following activities:

●	trading our Moolec securities while in possession of any MNPI;

●	trading our Moolec securities outside of our Trading Window (as defined below) or during any Blackout Period (as defined below);

●	making a gift, charitable contribution or other transfer without consideration of our Moolec securities during a period when you cannot trade;

●	sharing MNPI with any outside person unless required by your job and such person is under a non-disclosure agreement previously approved by our legal department, or as authorized by our legal department;

●	giving trading advice based on MNPI to anyone unless the advice is to tell someone not to trade our Moolec securities because the trade would violate this Policy or the law;

●	engaging in transactions involving options or other derivative securities on our Moolec securities, such as puts and calls, whether on an exchange or in any other market unless you limit the transaction solely to exercising a compensatory equity grant issued by us;

●	engaging in hedging or monetization transactions involving our Moolec securities, such as zero cost collars and forward sale contracts, or contributing our Moolec securities to exchange funds in a manner that could be interpreted as hedging in our Moolec securities;

●	engaging in short sales of our Moolec securities, including short sales “against the box;”

●	using or pledging our Moolec securities as collateral in a margin account or as collateral for a loan unless the pledge has been approved by the Legal Department at least two weeks prior to the proposed execution of documents for the pledge;

●	distributing our Moolec securities to limited partners, general partners, or shareholders of any entity unless those limited partners, general partners or shareholders have agreed in writing to hold the Moolec securities until the next open Trading Window; and

●	engaging in any of the above activities for Moolec securities you own in any other public company if you have MNPI about that company.

EXCEPTIONS TO PROHIBITED ACTIVITIES

The trading restrictions of this Policy do not apply to exercising stock options granted under equity incentive plans adopted by the Company for cash or the delivery of previously owned Company Moolec securities.

WHEN TRADING IS ALLOWED

When you have access to MNPI, you need to take special care in planning when you might trade our Moolec securities. We’ve provided some guidelines below to help you plan your trading in a way that is consistent with this Policy and the law.

Six-Month Window and Blackout Periods

Six-Month Window. To comply with the U.S. federal securities regulations and this Policy, the Insiders may not buy or sell Moolec securities within a six-month window, except for the securities that may be granted under any stock incentive plans. If you buy Moolec securities, you must wait six (6) months before selling them. Likewise, if you sell Moolec securities, you must wait six months before buying more securities. The securities you buy do not have to be the same ones you sell: if you buy one group of securities, you must wait six months before selling that group or another group of securities. This waiting period prevents corporate insiders from making short-term profits at the Company’s expense.

If you violate this rule, then you have violated U.S. law and this Policy. As a result, you may face a lawsuit or government enforcement action,and will be subject to corporate disciplinary action and may be terminated. In addition, the Company can take the earnings you made on the trade. In taking these earnings, the Company can pair any purchase with any sale within the six-month window to maximize the amount it gets.

Blackout Period. Outside the six-month window, buying, selling, and shorting Moolec securities remains restricted for the Insiders, from seven days before the last calendar day of each quarter until the financial statements are publicly disclosed by the submission with the controlling authority, or by the issuance of a press release by the Company including the results of the financial statements, whatever occurs first. If you wish to trade Moolec securities within the six-month window or blackout period, you must first get permission from the Chief Financial Officer. If you are given permission, you must buy or sell the securities within 72 hours of getting permission.

Trading Permission for Insiders. Whether or not the six-month window or blackout period applies, if you are an Insiders want to buy or sell Moolec securities, you must first get permission from the Company’s Chief Financial Officer. This includes securities granted under any stock incentive plans. If you are given permission, you must buy or sell the securities within 72 hours of getting permission. Permission is not needed to buy or sell securities based on a Rule 10b5-1 plan (see below).

No trading during open windows while in the possession of MNPI. Even if you would allow you to trade Moolec securities is open, you still may not trade our Moolec securities if you possess MNPI at that time. An Insider who possesses MNPI during an open window may trade Moolec securities only after the close of trading on the next full trading day following our widespread public release of that MNPI.

Permitted Trades Under fi0b5-fi Plans

A 10b5-1 Plan is a plan written in advance that allows an Insider with MNPI to trade a predetermined number of Moolec securities at a predetermined time based on terms put in place before the Insider had any MNPI; these trades occur in accordance with the 10b5-1 Plan and without any action or influence by the Insider. We encourage all our Designated Insiders to establish a 10b5-1 Plan. If you are interested in setting up a 10b5-1 Plan, you should consult with our Legal Department and make sure that:

●	the 10b5-1 Plan complies with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Policy;

●	you have certified to our Legal Department in writing, no earlier than two business days prior to the date that the 10b5-1 Plan is formally established, that (i) you do not know any MNPI, (ii) all trades to be made pursuant to the 10b5 1 Plan will be in accordance with the trading restrictions of Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), to the extent such restrictions are applicable, and (iii) the 10b5-1 Plan complies with the requirements of Rule 10b5-1 (this certification may be made by email to our Legal Department);

●	the 10b5-1 Plan is approved in writing by our Legal Department at least 60 days in advance of the first trade under such plan;

●	the 10b5-1 Plan is put in place during an open window and not during any regular quarterly or specially declared Blackout Period; and

●	your first trade under the 10b5-1 Plan does not occur until the opening of the next open window following our Legal Department’s approval of the 10b5-1 Plan.

Once you have an approved 10b5-1 Plan in place, you will need approval from our Legal Department if you want to make any changes to it. We may limit your ability to modify your 10b5-1 Plan because making frequent changes to a 10b5-1 Plan may give the appearance that you are trading on MNPI under the guise of that plan. Any changes to your 10b5-1 Plan will be subject to a “cooling off” period, meaning that the change will take effect no sooner than 60 days after it is made. The first trade under the modified 10b5-1 Plan must occur during an open window.

CONSEǪUENCES OF VIOLATING THIS POLICY

We may impose sanctions on anyone violating this Policy and may issue stop transfer orders to our transfer agent to forestall any attempted trades that would violate the Policy. Sanctions may include disciplinary action, including termination of your employment. Executive Officers and Designated Insiders may be required to certify compliance with this Policy on an annual basis. Notifications and approvals required under this Policy may be provided by email.

The trading prohibitions of this Policy are not the only stock-trading rules and regulations you need to follow. You should be aware of additional prohibitions and restrictions set by contract or by federal and state securities laws and regulations (e.g., contractual restrictions on the resale of securities, compliance with Rule 144 under the Securities Act and others). Any Insider who is uncertain whether other prohibitions or restrictions apply should ask our Legal Department.

REPORTING VIOLATIONS; ǪUESTIONS

Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insider, must report the violation immediately to our Legal Department.

Please direct all questions about this Policy to our Chief Financial Officer.

EXHIBIT A

Designated Insiders

●	Alejandro Antalich, CEO

●	Valeria Falottico, CFO

●	Paola Díaz, CTO

●	Gloria Montaron Estrada, Executive Director

●	Romualdo Varela, Director

●	Diego Abelleyra Llodra, Director

●	Aimar Dimo, Director

●	Oscar León Betancor, Director